UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

Packeteer, Inc.
(Name of Subject Company)
Packeteer, Inc.
(Name of Person Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
695210104
(CUSIP Number of Class of Securities)

DAVID YNTEMA
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
10201 NORTH DE ANZA BLVD.
CUPERTINO, CALIFORNIA 95014
(408) 873-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Diane Holt Frankle, Esq.
Peter M. Astiz, Esq.
DLA Piper US LLP
2000 University Avenue
East Palo Alto, California 94303-2248
(650) 833-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 to Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation on Schedule 14D-9 originally filed by Packeteer, Inc., a Delaware corporation (“Packeteer,” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on April 1, 2008 (the “Schedule 14D-9”), relating to an offer by Elliott QoS LLC., a Delaware limited liability company (“Elliot Sub”) and a wholly owned subsidiary of Elliot Associates, L.P., a Delaware limited partnership (“Elliott”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Common Stock” or the “Shares”) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information
     Item 8 of the Schedule 14D-9, as originally filed, is hereby amended and supplemented by the adding the following sentence to the end of the paragraph entitled Board Action Regarding Stockholder Rights Plan:
     On April 15, 2008, the Company sent a letter to its stockholders of record on April 14, 2008 informing them of the adoption of the Rights Plan.

Item 9.	Materials to be Filed as Exhibits
     Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Footnote	Document

(a)(9)	1	Letter to Stockholders dated April 15, 2008**

(1)	Filed herewith.

**	The Summary of Terms of Rights Agreement was enclosed with the stockholder letter and is incorporated by reference from Packeteer’s 8-K dated April 3, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PACKETEER, INC.
By:	/s/ Dave Côté
Dave Côté
President and Chief Executive Officer

Date: April 15, 2008

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